Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Scotiabank record first quarter earnings exceed $1 billion

            <<
            First quarter highlights compared to the same period a year ago:

            -  Earnings per share (diluted) of $1.01, grew a significant 20% from
               $0.84
            -  Record net income of $1,020 million, up 20% from $852 million
            -  Return on equity of 23.0%, increased from 21.6%
            -  Productivity ratio of 53.6%, improved from 55.2%
            >>

            TORONTO, March 6 /CNW/ - Scotiabank reported record first quarter net income of $1,020 million, exceeding $1 billion for the first time, with solid contributions from all three business lines. Diluted earnings per share (EPS)
was $1.01, compared to $0.84 in the same period last year, an increase of 20%.
Return on equity (ROE) climbed to 23.0%, compared to 21.6% last year.
            "Our strategy of diversifying across three business lines - Domestic
Banking, Scotia Capital and International Banking - continues to deliver strong, sustainable growth," said Scotiabank President and CEO Rick Waugh.
            "Our International results were particularly robust, with widespread organic growth across the business and contributions from recent acquisitions in Peru and Costa Rica. Our Mexican operations continue to make a significant contribution, with very strong growth in retail loans, credit cards and mortgages.
            "Domestic Banking reported continued growth in personal lending as average retail assets grew by 15%, due primarily to strong mortgage growth, including from the Maple Trust acquisition, and growth in personal revolving credit lines. There was also strong growth in deposits," Mr. Waugh said. "In addition, Wealth Management recorded solid growth in retail brokerage and mutual fund revenues.
            "Results in Scotia Capital benefited from increased lending volumes in
Canada, the U.S. and Europe, a continued favourable credit environment and record results in our precious metals business, although overall trading revenues were down compared to last year's record levels.
            "Scotiabank's capital position remains very strong, allowing us to continue to increase returns to shareholders while maintaining the flexibility to consider a broad range of options for future growth.
            "With the strong first quarter results, we are well positioned to achieve our key performance objectives for 2007."

            <<
            Year-to-date performance versus our 2007 financial and operational objectives was as follows:

            1.  TARGET: Earn a return on equity (ROE)(1) of 20 to 23%. For the three months, Scotiabank earned an ROE of 23.0%.

            2.  TARGET: Generate growth in earnings per common share (diluted) of
                7 to 12%. Our year-over-year growth in earnings per share was 20%.

            3.  TARGET: Maintain a productivity ratio(1) of less than 58%.
                Scotiabank's ratio was 53.6 % for the three months.

            4.  TARGET: Maintain sound capital ratios. At 10.4%, Scotiabank's Tier 1 capital ratio remains strong by Canadian and international standards.

            (1) Refer to non-GAAP measures discussion further below.

            FINANCIAL HIGHLIGHTS

                                                As at and for the three months ended
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                                                  January 31  October 31  January 31
            (Unaudited)                                 2007        2006        2006
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            Operating results ($ millions)
            Net interest income                        1,776       1,652       1,509
            Net interest income(TEB(1))                1,881       1,783       1,605
            Total revenue                              3,109       2,868       2,734
            Total revenue(TEB(1))                      3,214       2,999       2,830
            Provision for credit losses                   63          32          75
            Non-interest expenses                      1,724       1,708       1,562
            Provision for income taxes                   277         203         225
            Provision for income taxes(TEB(1))           382         334         321
            Net income                                 1,020         897         852
            Net income available to common
             shareholders                              1,012         890         844
            -------------------------------------------------------------------------
            Operating performance
            Basic earnings per share ($)                1.02        0.90        0.85
            Diluted earnings per share ($)              1.01        0.89        0.84
            Return on equity (%)(1)                     23.0        21.1        21.6
            Productivity ratio(%) (TEB(1))              53.6        56.9        55.2
            Net interest margin on total average
             assets(%) (TEB(1))                         1.91        1.89        1.97
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            Balance sheet information ($ millions)
            Cash resources and securities            126,899     118,878     101,953
            Loans and acceptances(2)                 222,690     212,329     180,694
            Total assets                             396,470     379,006     324,951
            Deposits                                 277,019     263,914     227,547
            Preferred shares                             945         600         600
            Common shareholders' equity               18,850      16,947    15,571(3)
            Assets under administration              203,067     191,869     174,110
            Assets under management                   29,158      27,843      26,185
            -------------------------------------------------------------------------
            Capital measures
            Tier 1 capital ratio (%)                    10.4        10.2        10.8
            Total capital ratio (%)                     11.7        11.7      12.7(3)
            Tangible common equity to risk-weighted
             assets(1)(%)                                8.4         8.3         9.0
            Risk-weighted assets ($ millions)        206,843     197,010     168,948
            -------------------------------------------------------------------------
            Credit quality
            Net impaired loans(4)($ millions)            579         570         659
            General allowance for credit losses
             ($ millions)                              1,323       1,307       1,330
            Net impaired loans as a % of loans and
             acceptances(2)(4)                          0.26        0.27        0.36
            Specific provision for credit losses as
             a % of average loans and acceptances
             (annualized)(2)                            0.12        0.18        0.17
            -------------------------------------------------------------------------
            Common share information
            Share price ($)
              High                                     53.39       49.50       49.80
              Low                                      48.80       45.36       42.89
              Close                                    50.76       49.30       46.25
            Shares outstanding (millions)
              Average - Basic                            991         989         989
              Average - Diluted                        1,001       1,000       1,002
              End of period                              993         990         988
            Dividends per share ($)                     0.42        0.39        0.36
            Dividend yield (%)                           3.3         3.3         3.1

            Dividend payout ratio(5) (%)                41.2        43.3        42.2
            Market capitalization ($ millions)        50,397      48,783      45,696
            Book value per common share ($)            18.99       17.13     15.76(3)
            Market value to book value multiple          2.7         2.9         2.9
            Price to earnings multiple
             (trailing 4 quarters)                      13.5        13.7        14.2
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            Other information
            Employees                                 53,937      53,251      47,166
            Branches and offices                       2,225       2,191       1,968
            -------------------------------------------------------------------------
            (1) Non-GAAP measure. Further below refer to for a discussion of these measures.
            (2) Certain comparative amounts in this quarterly report have been restated to conform with current period presentation.
            (3) Balance sheet figures and related ratios have been restated, where applicable, for the accounting standard related to stock-based compensation adopted in 2006. Refer to Note 1 of the interim consolidated financial statements further below for further details.
            (4) Net impaired loans are impaired loans less the specific allowance for credit losses.
            (5) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
            >>

            Strategies for success
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            This marks the first quarter of our Bank's 175th year of doing business.
Although the way we work and do business has changed dramatically over the course of our history, what have remained constant, and sustained our success, are our core values - integrity, respect, commitment, insight and spirit - and our core strengths - customer satisfaction, cost control, risk management, diversification and our people.
            Our goal is to be the best Canadian-based international financial services company. To achieve this, our business lines and key support functions will be focusing on three key priorities: sustainable revenue growth, effective management of our capital and leadership.
            Profitable, sustainable revenue growth is our top priority. Each business line is pursuing a combination of organic growth initiatives and potential acquisitions.
            We are taking innovative approaches to acquiring new customers and deepening relationships. During the quarter, we announced a unique partnership with Cineplex Entertainment to launch SCENE, the first entertainment loyalty program in Canada, which included naming rights to five major Cineplex locations across the country. In addition, we're adding branches and expanding our sales capacity.
            We also see leadership as critical to the success of our long-term growth plans. Many strategies are possible, but none will work if they are not properly executed - and only people, well led and motivated, will accomplish this.
            A key element of our leadership strategy has been our focus on the advancement of women. During the quarter, the Bank received the internationally prestigious 2007 Catalyst Award for achievements in the
Advancement of Women. This award recognizes the improvement in our representation of women in our senior management team, from 18.9% in 2002 to an all-time high of 31% in 2006.
            These achievements and many more, and the efforts of our employees around the world, led our Bank to report record quarterly earnings that exceeded
$1 billion for the first time in our history. As we begin our next 175 years,
I believe that our balanced approach - focusing on our goal and strategies and on the people that will execute them - will ensure our continued success.

            2007 Objectives - Our Balanced Scorecard
            -------------------------------------------------------------------------

            <<
            Financial

            -  Return on equity of 20-23%
            -  Diluted earnings per share growth of 7-12%
            -  Long-term shareholder value through increases in dividends and stock price appreciation

            Operational

            -  Productivity ratio of  less than 58%
            -  Sound ratings
            -  Strong practices in corporate governance and compliance processes
            -  Sound capital ratios

            Customer

            -  High levels of customer satisfaction and loyalty
            -  Deeper relationship with existing customers
            -  New customer acquisition

            People

            -  High levels of employee satisfaction and engagement
            -  Enhance diversity of workforce
            -  Commitment to corporate social responsibility and strong community involvement

            ACHIEVEMENTS

            Domestic Banking

            -  Scotiabank announced a partnership with Cineplex Entertainment to launch SCENE, Canada's first-ever entertainment loyalty program.
               Members use their Scotiabank SCENE debit card for purchases, and points earned are redeemed for free movies and other entertainment-
               related rewards. Scotiabank has also acquired naming rights to five significant Cineplex locations across Canada.

            -  To better serve our small business customers, an enhanced training program and new financial planning tool were launched. As well, we are leveraging key partnerships, including the College of Family
               Physicians of Canada, with which we announced a joint five-year,
               $1.5 million sponsorship program targeted at student professionals.

            -  Mutual fund assets grew by 8% to $17.5 billion this quarter. Our new investment sales platform was implemented which, combined with increased marketing and sales support, contributed to strong sales growth. Mutual fund sales were $662 million this quarter compared to net redemptions of $287 million for the same period last year.

            -  To attract customers in high-growth markets, we added five new branches during the quarter. This builds on the 15 new branches opened in 2006. We anticipate opening an additional 28 new branches over the balance of the year. As well, we continued to expand our sales capacity, adding 50 Financial Advisors in our branch network. This follows the hiring of nearly 50 new Financial Advisors and
               125 Personal Bankers in 2006.

            International Banking

            -  International Banking won several awards this quarter that recognize our leadership in the industry, including a top three ranking among
               Boston Consulting Group's list of top performers in the world.

            -  Scotiabank de Puerto Rico completed two major hotel financing projects in Puerto Rico, La Concha Condo Hotel Tower and the Sheraton Puerto
               Rico Convention Center Hotel, totaling US$120 million. In addition, we continued to be a lead banker to the government of Puerto Rico with financing for various government initiatives that reached over
               US$150 million.

            -  We were awarded several mandates in the Caribbean:

               -  Our Commercial Banking group will arrange the senior secured first priority credit facilities for Regal Forest Holdings' acquisition of the Caribbean operations of U.K.-based Courts Plc.

               -  Our International Structured Finance group was awarded the mandate to provide the Government of Jamaica with long-term financing to support its infrastructure development, with a total budget of
                  US$50 million.

               -  In partnership with our affiliate in the Netherlands Antilles, we finalized US$50 million in financing for a multi-phase mixed use resort development in Curagao.

            Scotia Capital

            -  Scotia Capital was involved in several of this quarter's major merger and acquisition deals. We are acting as financial advisor to Kinross
               Gold Corporation on their acquisition of Bema Gold Corporation, which will create a $9 billion gold producer. Also, Scotia Waterous is acting as a financial advisor to Royal Dutch Shell on its offer to purchase the outstanding common shares of Shell Canada Limited for
               $8.7 billion.

            -  For the third year in a row, Scotia Capital was ranked as the Best
               Foreign Exchange Bank in Canada by Global Finance magazine.

            -  Scotia Capital acted as joint lead manager on a $850 million 30-year
               Maple Bond issue by the European Investment Bank. This was the largest long-dated deal in Canada in several years, and attracted an order book in excess of $1 billion, significantly higher than the initial
               $300-$500 million estimate. We were also awarded a portion of the related interest rate swap.

            -  Scotia Capital was the co-bookrunner in a $523 million common share issue for Enbridge Inc.

            Employee highlights

            -  Scotiabank's accomplishments in furthering the advancement of women were recognized with the 2007 Catalyst Award. Catalyst is a leading independent, non-profit research and advisory organization, based in
               New York, that works with businesses to build inclusive environments and expand opportunities for women at work. The Catalyst Award is presented annually to companies with innovative and effective approaches undertaken by Canadian and American organizations - with proven results - to address the recruitment, development and advancement of women.

            Community involvement

            -  Scotiabank has partnered with the Heart and Stroke Foundation of
               Ontario to provide more than 100 defibrillators to communities across
               Ontario. The Bank announced on January 17 that it has made a commitment to contribute $250,000 over the next three years. The Heart and Stroke Foundation will match these funds, not only to provide the life-saving machines, but also to provide the necessary training programs. The Bank's donation is the first-ever, large-scale corporate contribution to the Foundation's resuscitation program. Since 1993,
               Scotiabank has supported the Heart and Stroke Foundation contributing
               $1.1 million across the country.
            >>

            MANAGEMENT'S DISCUSSION & ANALYSIS
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            Forward-looking statements

            This document includes forward-looking statements which are made pursuant to the "safe harbour" provisions of the United States Private Securities
Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These statements include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results
(including those in the area of risk management), and the outlook for the
Bank's businesses and for the Canadian, United States and global economies.
Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs such as "will," "should," "would" and "could."
            By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-
looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates;
the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure;
unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition, both from new entrants and established competitors;
judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 53 of the Bank's 2006 Annual Report.

            The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The
Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the
Bank.
            The "Outlook" section in this document is based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing this section.
            -------------------------------------------------------------------------

            Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

            Non-GAAP Measures

            The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our
Management's Discussion and Analysis, they are defined below:

            Taxable equivalent basis

            The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes, hence there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes in the current period is $105 million versus
$96 million in the same quarter last year and $131 million last quarter.
            For purposes of segmented reporting, a segment's net interest income and provision for income taxes is grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the 'Other' segment.

            Productivity ratio (TEB)

            Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

            Net interest margin on total average assets (TEB)

            This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

            Return on equity

            Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The implementation of the new accounting standards for financial instruments in the first quarter of 2007 resulted in certain unrealized gains and losses being reflected in a new component of shareholders' equity. These items do not have an impact on the reported earnings in the period. As a result, the Bank calculates its return on equity using average common shareholders' equity excluding:

            <<
            -  unrealized gains/losses on available-for-sale securities, and

            -  unrealized gains/losses on derivative instruments designated as cash flow hedges.
            >>

            Economic equity and Return on economic equity

            For internal reporting purposes, the Bank allocates capital to its business segments using a methodology that considers credit, market and operational risk inherent in each business segment. The amount allocated is commonly referred to as economic equity.
            Return on equity for the business segments is based on the economic equity allocated to the business segments. The difference between the economic equity amount required to support the business segments' operations and the
Bank's total equity is reported in the 'Other' segment.

            Tangible common equity to risk-weighted assets

            Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders' equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-
sale securities and cash flow hedges, goodwill and other intangible assets.
Tangible common equity is presented as a percentage of risk-weighted assets.
            Regulatory capital ratios, such as Tier 1 and Total capital ratios, have standardized meanings as defined by the Superintendent of Financial
Institutions Canada.

            Group Financial Performance and Financial Condition

            Scotiabank's net income reached a record $1,020 million in the first quarter, up $168 million or 20% from the same period a year ago, with particularly strong results in International Banking. This quarter was marked by continued low levels of credit losses, and higher gains on sales of securities, partially offset by lower trading revenues.
            Net income rose $123 million or 14% from the prior quarter, due mainly to continued asset growth, higher gains on sales of securities and broad-based growth in transaction-based fee revenues.
            Foreign currency translation had a minimal impact on this quarter's results.
            During the quarter, the Bank implemented the requirements of three new
Canadian accounting standards, namely Financial Instruments - Recognition and
Measurement, Hedges, and Comprehensive Income. The impact of the changes on net income for this quarter, resulting largely from the recording of hedge ineffectiveness, was a net increase of $8 million after tax. The most significant impact on the consolidated balance sheet was the recording of existing investment securities at fair value, which resulted in an increase of
$1,161 million to securities as at January 31, 2007, with an offsetting taxadjusted increase to shareholders' equity. The total aftertax fair value adjustments for available-for-sale securities and cash flow hedges recorded in accumulated other comprehensive income in shareholders' equity as a result of the accounting changes was $753 million. The changes and the effect of these changes on the Bank's consolidated financial statements are more fully described in Note 1 to the interim consolidated financial statements.

            Total revenue

            Total revenue (on a taxable equivalent basis) was $3,214 million this quarter, an increase of $384 million or 14% from the first quarter last year.
There was strong growth in net interest income as well as broad-based increases in other income categories, mainly from recent acquisitions.
Partially offsetting these increases were lower trading revenues compared to the high levels recorded in the same period last year.
            Compared to the fourth quarter, total revenue was up $215 million or 7%, from increases in net interest income and most other income categories, including higher gains on sales of securities.

            Net interest income

            This quarter's net interest income (on a taxable equivalent basis) was
$1,881 million, an increase of $276 million or 17% over the same period last year. Net interest income also grew $98 million or 6% from the prior quarter.
            The Bank's net interest margin was 1.91% in the first quarter compared to
1.97% in the first quarter of last year and 1.89% last quarter.
            Canadian currency net interest income for the first quarter was
$1,041 million, up $82 million or 9% from the same period last year. This was driven by continued growth in residential mortgages and other personal lending as average retail assets grew by 15%, due partly to the acquisition of Maple
Trust Company. This growth was partly offset by a compression of the interest margin from higher funding costs. The latter was caused by the funding of retail asset growth with more expensive wholesale deposits, higher interest rates, and a flat yield curve. Also contributing to this increase were higher gains on nonqualifying derivatives used for asset/liability management and an increase in tax-exempt dividend income.
            Quarter over quarter, Canadian currency net interest income grew
$16 million or 2%, due mainly to higher volumes of fixed rate mortgages. The
Canadian currency interest margin was down slightly from last quarter.
            Foreign currency net interest income was $840 million this quarter, a substantial increase of 30% or $194 million from the same period last year.
This growth reflected the Bank's recent acquisitions in Peru and Costa Rica, which contributed a sizable portion of this increase, and strong growth in retail assets in Mexico. As well, several countries within the Caribbean and
Central America experienced higher levels of retail and commercial lending, led by Dominican Republic, Jamaica, Bahamas and Trinidad & Tobago. In
addition, there were higher interest recoveries in the U.S. compared to the same period last year.
            The quarter-over-quarter increase in foreign currency net interest income was $82 million or 11%. This was due largely to volume growth in Mexico and the Caribbean and Central America, and higher interest recoveries.

            Other income

            Other income was $1,333 million this quarter, up 9% or $108 million from
$1,225 million in the first quarter last year. This increase was driven by the contribution from recent acquisitions, larger gains on sales of securities, growth in underwriting fees, and higher retail brokerage fees from increased customer activity. In addition, there was an increase in transaction-based fees, primarily deposit and other retail and commercial banking fees.
Offsetting these increases was a reduction in trading revenues this quarter, including lower foreign exchange, derivatives and trading securities revenues.
            Quarter over quarter, other income grew $117 million or 10%, mainly from higher gains on sales of securities, primarily in equities as the markets remained buoyant. There was also growth in retail brokerage fees, card revenues, investment banking and trading revenues.

            Provision for credit losses

            The provision for credit losses was $63 million this quarter, down
$12 million from the same period last year but $31 million above last quarter.
The fourth quarter was impacted by the reduction in the general allowance of
$60 million. Specific provisions in the first quarter were $29 million lower than last quarter. Further discussion on credit risk is provided below.

            Non-interest expenses and productivity

            Non-interest expenses were $1,724 million this quarter, $162 million or
10% higher than the same period last year. The inclusion of the acquisitions completed in 2006 contributed significantly to this growth in expenses. The remaining increase was primarily in salaries and other employee benefits, along with higher costs in premises, data processing and advertising and promotion to support ongoing business and growth initiatives.
            Compared to the fourth quarter, non-interest expenses were up a modest
$16 million or 1%. This increase was due primarily to higher remuneration costs and higher performance-based compensation related to the strong results for the quarter.
            The productivity ratio, a measure of the Bank's efficiency, was 53.6%, an improvement from 55.2% in the same quarter last year and 56.9% last quarter.
The Bank's operating leverage this quarter - the rate of growth in total revenue on a taxable equivalent basis less the rate of growth in expenses -
was 3.2% year over year and 6.2% quarter over quarter. These positive ratios reflected the strong revenue growth reported this quarter, including the high levels of gains on sales of securities.

            Taxes

            The effective tax rate for this quarter was 21.0%, up slightly from 20.5%
in the first quarter last year and up from 18.0% in the fourth quarter. The increase over the prior quarter was due primarily to lower income from tax-
exempt securities.

            Risk management

            The Bank's risk management policies and practices are unchanged from those outlined in pages 53 to 63 of the 2006 Annual Report.

            Credit risk

            Credit conditions remained favourable in most of the Bank's lending markets. The total provision for credit losses of $63 million this quarter was an improvement from $75 million in the same period a year ago. Total provisions were higher than the previous quarter, due entirely to a $60 million reduction in the general allowance for credit losses in the fourth quarter of 2006. Specific provisions were $29 million lower due to net reversals in the Scotia Capital portfolio.
            Scotia Capital had a reversal of $30 million in the first quarter, compared to a net reversal of $16 million in the same quarter last year and a
$26 million provision for credit losses in the previous quarter. The net reversal in the current quarter was due to the successful resolution of a large impaired account in the U.S. portfolio. There were no new provisions in the quarter.
            Credit losses of $74 million in the Domestic portfolios were up from $64 million in the same quarter last year, and $58 million in the prior quarter, primarily in the retail portfolios. Commercial provisions rose slightly, but remained at very low levels.
            International operations had a provision for credit losses of $19 million in the first quarter, lower than the $27 million provision in the same period last year, when a large provision was taken against an impaired commercial account in Asia. The provision for credit losses was up $11 million from the previous quarter, as that quarter benefited from lower provisions in the
Caribbean region. Higher retail loan losses in Mexico, in line with strong retail lending growth, were partially offset this quarter by other provisions no longer required.
            Total net impaired loans, after deducting the allowance for specific credit losses, were $579 million as at January 31, 2007, a slight increase of
$9 million from last quarter. The general allowance for credit losses was
$1,323 million, an increase of $16 million arising from the recent acquisition in Costa Rica.

            Market risk

            Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the first quarter, the average one-day VaR was $9.2 million compared to $8.1 million for the same quarter last year. The change was the result of increased interest rate exposure, offset by reduced equity exposure.
The average one-day VaR decreased from the previous quarter due to reduced equity exposure.

            <<
                                                  Average for the three months ended
            -------------------------------------------------------------------------
            Risk factor                              Jan. 31     Oct. 31     Jan. 31
            ($ millions)                                2007        2006        2006
            -------------------------------------------------------------------------
            Interest rate                         $      7.2   $     7.4   $     5.5
            Equities                                     3.6         5.9         5.6
            Foreign exchange                             1.9         0.8         1.8
            Commodities                                  0.7         0.5         0.7
            Diversification                             (4.2)       (4.5)       (5.5)
            -------------------------------------------------------------------------
            All-Bank VaR                          $      9.2   $    10.1   $     8.1
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            There was one trading loss day in the first quarter, compared to three days in the previous quarter. The loss was well within the range predicted by
VaR.

            Liquidity risk

            The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at January 31, 2007, liquid assets were $104 billion or 26% of total assets compared to $98 billion or 26% of total assets at October 31,
2006. These assets are composed of securities, 74%, and cash and deposits with banks, 26% (October 31, 2006 - 76% and 24%, respectively).
            In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at January 31, 2007, total assets pledged or sold under repurchase agreements were $68 billion, compared to
$66 billion at October 31, 2006. The quarter-over-quarter increase was attributable to higher levels of pledges for securities borrowing, partially offset by reduced levels of obligations related to securities sold under repurchase agreements.

            Related party transactions

            There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 67 and 114 of the 2006 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

            Balance sheet

            The Bank's total assets at January 31, 2007, were $396 billion, up $17 billion or 5% from October 31, 2006. This was comprised of underlying growth of $10 billion, as well as a positive foreign currency translation impact of
$7 billion. Increases were experienced across all lending categories as well as in securities.

            Total securities increased by $5 billion from the year end.
Available-for-sale securities grew by $3 billion, of which $1 billion was due to the change in accounting standards relating to financial instruments. These standards resulted in existing investment securities being classified as available-for-sale and recorded at fair value on the Consolidated Balance
Sheet effective November 1, 2006. The impact of this change was to increase these securities by $1 billion to record the unrealized gains and losses, with the offsetting amount included in accumulated other comprehensive income within shareholders' equity, net of taxes. As at January 31, 2007 the unrealized gains on available-for-sale securities were $1,161 million, compared to $1,091 million at October 31, 2006, notwithstanding realized gains of $127 million in the quarter. Excluding the fair value adjustment, underlying available-for-sale securities grew by $2 billion, due to increases in the bond portfolio and the impact of foreign currency translation.
            Trading securities were $2 billion higher than last quarter, primarily to support customer-driven activity and trading operations, as well as the impact of foreign currency translation.
            The Bank's loan portfolio grew $9 billion or 5% from October 31, 2006.
Domestic residential mortgages contributed $3 billion of the increase, before securitizations of $1 billion, driven by strong customer demand.
Internationally, mortgages were up $1 billion, with all regions experiencing solid growth. Business and government loans increased $6 billion this quarter, due in part to foreign currency translation. In International Banking, these loans increased by $3 billion across all locations, with the Caribbean and
Central America growing by $1 billion.
            Total liabilities were $377 billion as at January 31, 2007, compared to
$361 billion at October 31, 2006. Almost half of the $16 billion increase was from foreign currency translation.
            Personal deposits increased by $3 billion, with $1 billion growth in the domestic GIC product. As well, International personal deposits were up
$1 billion. Business and government deposits rose $8 billion, primarily to fund the Bank's strong asset growth in the quarter.
            Obligations related to repurchase agreements decreased $4 billion in the quarter, due to a change in funding mix.
            Total shareholders' equity rose $2 billion in the quarter. The increase was due primarily to the strong quarterly earnings, unrealized foreign currency translation gains from the weaker Canadian dollar and the change in accounting standards for financial instruments, which resulted in after-tax fair value adjustments of $753 million relating to available-for-sale securities and cash flow hedges being recorded in accumulated other comprehensive income in shareholders' equity as at January 31, 2007.

            Capital management

            The Bank's capital ratios remain strong and position the Bank to take advantage of strategic growth opportunities as they arise.
            The Tier 1 ratio was 10.4% this quarter, up slightly from 10.2% last quarter, due in part to higher levels of internally generated capital and the issuance of $345 million non-cumulative preferred shares in the first quarter.
            The tangible common equity ratio continued to be strong. This ratio was
8.4% as at January 31, 2007, up from 8.3% as at October 31, 2006.

            Financial instruments

            Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the Risk
Management section above.
            Commencing November 1, 2006, the Bank adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA),
which are fully discussed in Note 1 to the interim consolidated financial statements further below.

            The methods of determining the fair value of financial instruments, as detailed on page 65 of the 2006 Annual Report, are also applicable to financial instruments not previously carried at fair value. Management's judgment on valuation inputs is necessary when observable market data is not available and management applies judgment in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded.
            During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
            Total derivative notional amounts were $1,083 billion at January 31,
2007, compared to $1,045 billion at October 31, 2006, with most of the change in foreign exchange and precious metal contracts, and credit derivatives. The percentage of those derivatives held for trading and those held for non-
trading or asset liability management was generally unchanged. The credit equivalent amount after taking into account master netting arrangements was
$16 billion, compared to $14 billion last year end.

            Off-balance sheet arrangements

            In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements. These arrangements are primarily in three categories: Variable
Interest Entities (VIEs), securitizations, and guarantees and loan commitments. No material contractual obligations were entered into this quarter that were not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
            During the quarter, the Bank did not enter into any significant new arrangements with VIEs that are not consolidated by the Bank in its balance sheet.
            The Bank may securitize residential mortgages as a means to diversify its funding sources, as it represents a cost-effective means to fund the growth in this portfolio. A further $861 million in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized to $11,785 million as at January 31, 2007, versus $11,913 million at October 31, 2006.
            Guarantees and other indirect commitments increased 6% from October 31,
2006. Pursuant to the new CICA accounting standards relating to financial instruments, a liability is now recorded for the fair value of the obligation assumed at the inception of certain guarantees. The Bank has recorded an increase in other liabilities of $78 million and a corresponding increase in other assets relating to the implementation of the new accounting standards as they apply to guarantees. Fees from guarantees and loan commitment arrangements recorded in other income were $54 million for the three-month period ended January 31, 2007, compared to $56 million for the same period a year ago.

            Common dividend

            The Board of Directors, at its meeting on March 5, 2007, approved a quarterly dividend of 42 cents per common share. The quarterly dividend applies to shareholders of record as of April 3, 2007. This dividend is payable April 26, 2007.

            Outlook

            The global economy entered 2007 with favourable momentum, reinforced by healthy gains in international trade. Lower-cost producers in China, India,
Mexico and other Latin American countries, continue to record particularly strong growth. The pace of activity in Europe and Japan has improved. Forward momentum in the U.S. economy is being supported by ongoing increases in consumer spending. Canadian growth has been somewhat softer, reflecting competitive adjustments in manufacturing, although activity remains very buoyant in the resource-rich regions.

            While economic conditions continue to provide a favourable operating environment, the low levels of provisions for credit losses and the high levels of securities gains are not expected to be sustained through the balance of the year. Nevertheless, with our record first quarter performance driven by the strong broadbased revenue growth in all our business lines, the
Bank is well positioned to meet its whole year 2007 objectives.

            <<
            Business Segment Review

            Domestic Banking

                                                          For the three months ended
            -------------------------------------------------------------------------
            (Unaudited) ($ millions)              January 31  October 31  January 31
            (Taxable equivalent basis)(1)               2007        2006        2006
            -------------------------------------------------------------------------
            Business segment income
            Net interest income                   $      953  $      957  $      909
            Provision for credit losses                   74          58          64
            Other income                                 518         498         472
            Non-interest expenses                        870         912         833
            Provision for income taxes                   164         147         153
            -------------------------------------------------------------------------
            Net income                            $      363  $      338  $      331
            Preferred dividends paid                       2           3           2
            -------------------------------------------------------------------------
            Net income available to common
             shareholders                         $      361  $      335  $      329
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on equity(1)                         31.1%       27.3%       30.5%
            Average assets ($ billions)           $      146  $      145  $      130
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for discussion of non-GAAP measures.
            >>

            Domestic Banking, which includes Wealth Management, reported solid net income available to common shareholders of $361 million this quarter,
$32 million or 10% ahead of last year and $26 million, or 8% higher than last quarter. The segment contributed 36% of the Bank's overall results. Return on equity was a strong 31.1%, up from 30.5% last year and 27.3% last quarter.
            Average assets grew 13% compared to the same quarter last year, led by a substantial increase of $13 billion or 17% in residential mortgages before securitization, with Maple Trust contributing $6 billion. In addition, personal revolving credit lines were up $1 billion or 11%. Personal deposits grew $5 billion or 7%, mainly in term deposits. Business deposits also rose a strong 15%, mainly in current accounts. Quarter over quarter, average assets were up 1% and deposits increased 2%.
            Total revenues increased $90 million or 7% from the same quarter last year, mainly as a result of volume growth and higher fee income. Total revenues rose $16 million or 1% from the last quarter.
            Net interest income grew $44 million or 5% from the same quarter last year to $953 million. Continued strong asset growth was achieved across most products, particularly in residential mortgages and revolving credit. There was also strong growth in deposits, reflecting increases in term deposits and current accounts, which lowered the overall cost of funding. Notwithstanding these contributions, the interest margin declined as a result of the higher cost of wholesale deposits used to fund the strong asset growth and the greater percentage of the total retail portfolio in narrower-spread products in response to customer demand. Quarter over quarter, net interest income was marginally lower.

            The provision for credit losses was $74 million, up $10 million from the same period last year, mainly in the retail portfolio which has experienced substantial growth. Year over year, commercial provisions rose slightly but remained at very low levels. Provisions for credit losses were up $16 million from the prior quarter's low levels.
            Other income was $518 million in the first quarter, an increase of
$46 million or 10% compared to the same period last year with strong performance in wealth management, retail and small business. Notable growth was experienced in retail brokerage revenues from increases in new issues and higher customer trading activity. As well, there were greater mutual fund revenues from higher average balances arising from strong net sales and market appreciation. In addition, there were increases in transaction service fees arising from both volume and price changes, and growth in other retail fee-
based income. Other income was up 4% over last quarter and was broad based.
            Non-interest expenses grew $37 million or 4% from the same quarter last year attributable largely to acquisition and growth initiatives. In addition, there were higher performance-based compensation costs, in line with revenue growth. Partly offsetting this increase were lower pension and benefits expenses due in part to higher returns from increased pension asset levels.
Non-interest expenses fell $42 million or 5% from the prior quarter, due mostly to seasonal declines in expenses in the first quarter. Partially offsetting the decline were higher advertising costs and performance-driven compensation in line with revenue growth.

            <<
            International Banking

                                                          For the three months ended
            -------------------------------------------------------------------------
            (Unaudited) ($ millions)              January 31  October 31  January 31
            (Taxable equivalent basis)(1)               2007        2006        2006
            -------------------------------------------------------------------------
            Business segment income
            Net interest income                   $      670  $      628  $      529
            Provision for credit losses                   19           8          27
            Other income                                 297         267         215
            Non-interest expenses                        562         555         452
            Provision for income taxes                    43          34          10
            Non-controlling interest in net income
             of subsidiaries                              25          28          20
            -------------------------------------------------------------------------
            Net income                            $      318  $      270  $      235
            Preferred dividends paid                       2           2           2
            -------------------------------------------------------------------------
            Net income available to common
             shareholders                         $      316  $      268  $      233
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on equity(1)                         22.2%       21.1%       22.9%
            Average assets ($ billions)           $       65  $       59  $       52
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above to discussion of non-GAAP measures.
            >>

            International Banking's net income available to common shareholders in the first quarter of 2007 was a record $316 million, a substantial increase of
$83 million or 36% from last year and $48 million or 18% above last quarter.
The increase was due to widespread organic growth across the business, as well as the year-over-year contribution of the acquisitions in Peru, Costa Rica,
Dominican Republic and Jamaica. International Banking accounted for 31% of the
Bank's total net income and had a return on equity of 22.2%.

            Average asset volumes of $65 billion increased $13 billion or 26% from last year. Excluding the $6 billion of asset growth from acquisitions, volumes grew $7 billion or 14%, with Mexico contributing significantly, particularly in retail assets. This increase resulted from organic loan growth of 20%, driven by a 35% increase in credit cards, 22% rise in mortgages and a 10%
increase in commercial loans from strong growth in Asia and the Caribbean and
Central America. Compared to last quarter, average assets increased $6 billion or 10%, of which $1 billion was attributable to the acquisition in Costa Rica and $3 billion to organic loan growth. The latter was driven by a 10% increase in commercial loans, primarily in Asia and the Caribbean, a 10% rise in credit cards and 9% growth in mortgages.
            Total revenues were $967 million this quarter, an increase of
$223 million or 30% from last year and $72 million or 8% from last quarter.
The contributors to the year-over-year growth were our acquisitions in Peru, the Caribbean and Central America, as well as strong organic asset growth in
Mexico, the Caribbean and Asia.
            Net interest income was $670 million this quarter, up $141 million or 27%
from last year, due to very strong loan growth across the segment, as well as the impact of our acquisitions. Compared to last quarter, net interest income grew $42 million or 7% driven by strong loan growth in Mexico, Asia and the
Caribbean. Interest margins were up slightly from last year, but fell modestly from last quarter.
            The provision for credit losses was $19 million in the first quarter, down 29% from the same period last year, which included a large provision against an impaired commercial account in Asia. Quarter over quarter, provisions increased $11 million, as last quarter benefited from lower provisions in the Caribbean.
            Other income increased $82 million or 38% from last year to $297 million.
This was a result of acquisitions and strong growth in Mexico and the
Caribbean and Central America. Compared to last quarter, other income increased $30 million or 11% due to our acquisition in Costa Rica, as well as growth in Mexico and Peru. Partially offsetting these increases was the gain on the sale of a foreclosed asset in Asia in the fourth quarter of last year.
            Non-interest expenses were $562 million this quarter, up 24% or
$110 million from last year and $7 million or 1% from last quarter. The increase was due primarily to the impact of the acquisitions in Peru and the
Caribbean and Central America. Excluding acquisitions, expenses increased 5%
year over year but declined 2% from last quarter. The year-over-year increase reflected the opening of 53 new branches in Mexico and other business growth initiatives, partly offset by lower litigation expenses. The decrease from last quarter was due mainly to a drop in performance-based compensation in
Mexico, reflecting finalization of year-end payouts.
            The effective tax rate this quarter was 11%, up from 4% in the same period last year, and marginally higher than the 10% last quarter. The increase from last year was due primarily to growth in earnings in higher tax jurisdictions.

            <<
            Scotia Capital

                                                          For the three months ended
            -------------------------------------------------------------------------
            (Unaudited) ($ millions)              January 31  October 31  January 31
            (Taxable equivalent basis)(1)               2007        2006        2006
            -------------------------------------------------------------------------
            Business segment income
            Net interest income                   $      269  $      251  $      209
            Provision for credit losses                  (30)         26         (16)
            Other income                                 361         324         411
            Non-interest expenses                        259         216         254
            Provision for income taxes                   105          97         122
            -------------------------------------------------------------------------

            Net income                            $      296  $      236  $      260
            Preferred dividends paid                       2           1           2
            -------------------------------------------------------------------------
            Net income available to common
             shareholders                         $      294  $      235  $      258
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on equity(1)                         30.7%       26.2%       32.3%
            Average assets ($ billions)           $      150  $      140  $      115
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above to discussion of non-GAAP measures.
            >>

            Scotia Capital earned record net income available to common shareholders of $294 million, $36 million or 14% ahead of the same period last year and a significant $59 million, or 25% higher than last quarter. This represented a contribution of 29% to the Bank's overall results this quarter. Return on equity at 30.7% was slightly lower than the strong results achieved in the first quarter last year and above last quarter's 26.2%.
            Total average assets increased 31% to $150 billion compared to the same period last year. Securities in the trading business were up $14 billion to support both client-driven activity and trading opportunities. There was also an increase of $5 billion from higher investments in U.S. retail automotive asset-backed securities. Corporate loans and acceptances increased by
$8 billion or 33%, led by strong growth in Canada and the U.S., and solid increases in Europe. Total average assets were up $10 billion or 7% compared to the prior quarter, which reflected $6 billion growth in securities in our trading businesses and widespread loan growth in all lending businesses.
            Total revenues of $630 million were slightly higher than the same period last year. Global Corporate and Investment Banking revenues grew due to increased lending volumes and higher interest recoveries on impaired loans.
Global Capital Markets revenues were down relative to the record results achieved last year in equity trading and derivatives revenues. The foreign exchange business had continued strong results, although slightly below last year, and the precious metals business contributed record revenues. There was a strong $55 million or 10% increase in revenues compared to last quarter, due to increased lending volumes, the impact of interest recoveries on impaired loans, and higher equity trading revenues.
            Net interest income of $269 million was up $60 million from the same period last year due to increased loan volumes, higher interest recoveries from impaired loans and growth in interest from trading operations, somewhat offset by compressed interest margins. The $18 million increase in net interest income from the last quarter reflects higher loan volumes, and higher interest recoveries from impaired loans, slightly offset by tighter interest margins and lower interest from trading operations.
            This quarter, loan loss reversals were $30 million compared to a net reversal of $16 million last year and a net provision of $26 million last quarter. Net reversals were realized primarily in the U.S. this quarter and the first quarter of last year, while net provisions were recorded in both the
U.S. and Europe last quarter. There were no new provisions during the quarter, as the benign credit environment continued.
            Other income was $361 million this quarter, 12% lower than the same period last year. Global Capital Markets' businesses were down 22% from last year, reflecting decreases in derivatives and equity trading from the record levels achieved in the first quarter last year. Foreign exchange and precious metals businesses continued to deliver strong results. Other income from
Global Corporate and Investment Banking increased 12%, primarily reflecting higher investment banking revenues and securities gains in Europe. Compared to last quarter, other income increased $37 million or 11% due to higher equity trading and precious metals revenues and securities gains, which were partially offset by lower advisory fees.

            Non-interest expenses were $259 million, a modest 2% increase from the same quarter last year, due primarily to higher compensation and computer costs. Compared to last quarter, expenses were up 20% reflecting signing bonuses to expand specialist expertise and performance-related compensation, as last quarter included adjustments for the finalization of 2006 payouts.
            The effective tax rate this quarter was 26%, down from 32% in the same period last year and 29% reported last quarter. The year-over-year decline was due in part to greater tax-efficient financing transactions. As well, lower taxes in the U.S. this quarter, driven by the change in the mix of income, reduced the effective tax rate in relation to both the same period last year and the prior quarter.

            <<
            Other(1)
                                                          For the three months ended
            -------------------------------------------------------------------------
            (Unaudited) ($ millions)              January 31  October 31  January 31
            (Taxable equivalent basis)(2)               2007        2006        2006
            -------------------------------------------------------------------------
            Business segment income
            Net interest income(3)                $     (116) $     (184) $     (138)
            Provision for credit losses                    -         (60)          -
            Other income                                 157         127         127
            Non-interest expenses                         33          25          23
            Provision for income taxes(3)                (35)        (75)        (60)
            -------------------------------------------------------------------------
            Net income                            $       43  $       53  $       26
            Preferred dividends paid                       2           1           2
            -------------------------------------------------------------------------
            Net income available to common
             shareholders                         $       41  $       52  $       24
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Average assets ($ billions)           $       30  $       30  $       25
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-
                up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
            (2) Refer above for a discussion of non-GAAP measures.
            (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2007 ($105), October 31, 2006 ($131), and
                January 31, 2006 ($96), to arrive at the amounts reported in the
                Consolidated Statement of Income.
            >>

            Net income available to common shareholders was $41 million in the first quarter, $17 million higher than the same quarter last year, but down
$11 million from last quarter.
            Total revenues this quarter were $41 million, up $52 million from last year and $98 million above the fourth quarter. Net interest income increased by $22 million from last year due mainly to favourable changes in the fair value of non-trading derivatives. Quarter over quarter, net interest income rose $68 million, from variances in the elimination of the tax-exempt income, and favourable changes in the fair value of non-trading derivatives.

            Other income increased by $30 million both year over year and quarter over quarter, reflecting higher gains on sales of securities realized this quarter.
            The provision for credit losses of nil was unchanged from last year, but up from the credit of $60 million reported in the fourth quarter, entirely due to a reduction of the general allowance.
            Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $105 million this quarter compared to $96 million in the same quarter last year and $131 million last quarter.
            This quarter's non-interest expenses of $33 million were up $10 million from the same period last year and $8 million from last quarter. These increases were made up of a number of small fluctuations in expenses. The year-over-year change included higher performance-based compensation and increases in professional fees.

            <<
            Total
                                                          For the three months ended
            -------------------------------------------------------------------------
                                                  January 31  October 31  January 31
            (Unaudited) ($ millions)                    2007        2006        2006
            -------------------------------------------------------------------------
            Business segment income
            Net interest income                   $    1,776  $    1,652  $    1,509
            Provision for credit losses                   63          32          75
            Other income                               1,333       1,216       1,225
            Non-interest expenses                      1,724       1,708       1,562
            Provision for income taxes                   277         203         225
            Non-controlling interest in net
             income of subsidiaries                       25          28          20
            -------------------------------------------------------------------------
            Net income                            $    1,020  $      897  $      852
            Preferred dividends paid                       8           7           8
            -------------------------------------------------------------------------
            Net income available to common
             shareholders                         $    1,012  $      890  $      844
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on equity(1)                         23.0%       21.1%       21.6%
            Average assets ($ billions)           $      391  $      374  $      322
            -------------------------------------------------------------------------
            (1) Refer above for a discussion of non-GAAP measures.

            Geographic Highlights
                                                          For the three months ended
            -------------------------------------------------------------------------
                                                  January 31  October 31  January 31
            (Unaudited)                                 2007        2006        2006
            -------------------------------------------------------------------------
            Net income available to common
             shareholders ($ millions)
            Canada                                $      544  $      538  $      541
            United States                                163          27          57
            Mexico                                       147         116         139
            Other international                          212         181         124
            Corporate adjustments                        (54)         28         (17)
            -------------------------------------------------------------------------
                                                  $    1,012  $      890  $      844
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Average assets ($ billions)
            Canada                                $      252  $      243  $      211
            United States                                 33          33          28
            Mexico                                        22          20          20
            Other international                           77          71          60
            Corporate adjustments                          7           7           3
            -------------------------------------------------------------------------
                                                  $      391  $      374  $      322
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Quarterly Financial Highlights

                                                       For the three months ended
            -------------------------------------------------------------------------
                                Jan.   Oct.  July  April    Jan.   Oct.  July  April
                                 31     31     31     30     31     31     31     30
                               2007   2006   2006   2006   2006   2005   2005   2005
            -------------------------------------------------------------------------
            Total revenue
             ($ millions)    $3,109 $2,868 $2,889 $2,717 $2,734 $2,660 $2,608 $2,594
            Total revenue
             (TEB(1))
             ($ millions)     3,214  2,999  2,989  2,830  2,830  2,735  2,689  2,688
            Net income
             ($ millions)     1,020    897    936    894    852    811    784    826
            Basic earnings
             per share ($)     1.02   0.90   0.94   0.90   0.85   0.81   0.78   0.82
            Diluted earnings
             per share ($)     1.01   0.89   0.93   0.89   0.84   0.80   0.77   0.81
            -------------------------------------------------------------------------
            (1) Refer above for a discussion of non-GAAP measures.

            Share Data
                                                                               As at
                                                                          January 31
            (thousands of shares outstanding)                                   2007
            -------------------------------------------------------------------------
            Common shares                                                  992,849(1)
            -------------------------------------------------------------------------
            Preferred shares Series 12                                      12,000(2)
            Preferred shares Series 13                                      12,000(3)
            Preferred shares Series 14                                      13,800(4)
            -------------------------------------------------------------------------
            Class A preferred shares issued by Scotia Mortgage
             Investment Corporation                                            250(5)
            -------------------------------------------------------------------------
            Series 2000-1 trust securities issued by BNS Capital Trust         500(5)
            Series 2002-1 trust securities issued by Scotiabank
             Capital Trust                                                     750(6)
            Series 2003-1 trust securities issued by Scotiabank
             Capital Trust                                                     750(6)
            Series 2006-1 trust securities issued by Scotiabank
             Capital Trust                                                     750(6)
            -------------------------------------------------------------------------
            Outstanding options granted under the Stock Option Plans
             to purchase common shares                                   30,478(1)(7)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) As at February 19, 2007, the number of outstanding common shares and options were 992,869 and 30,446, respectively. The number of other securities disclosed in this table were unchanged.
            (2) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
            (3) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
            (4) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share, except for the initial dividend payable on April 26, 2007, which will be payable in an amount of $0.28356 per share.
            (5) Reported in capital instrument liabilities in the Consolidated
                Balance Sheet.
            (6) Reported in deposits in the Consolidated Balance Sheet.
            (7) Included are 16,662 stock options with tandem stock appreciation right (SAR) features.
            >>

            Further details, including convertibility features, are available in
Notes 13, 14 and 15 of the October 31, 2006 consolidated financial statements presented in the 2006 Annual Report, and Note 4 further below.

            Accounting Policies and Estimates

            The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See
Note 1 to the 2006 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements.
            The Bank's interim consolidated financial statements this quarter have been affected by the implementation of three new CICA accounting standards, namely Financial Instruments - Recognition and Measurement, Hedges and
Comprehensive Income. The changes and the impact of these changes on the
Bank's consolidated financial statements are described in Note 1 to the interim consolidated financial statements. Consistent with the requirements of the new accounting standards, the Bank has not restated any prior period as a result of adopting the accounting changes, other than the presentation of unrealized foreign currency translation losses in accumulated other comprehensive income (loss) within shareholders' equity, but has recorded certain transitional amounts that represent the cumulative effect of adjustments relating to prior periods.
            The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2006 Annual Report.

            <<
            INTERIM CONSOLIDATED FINANCIAL STATEMENTS

            Consolidated Statement of Income
                                                          For the three months ended
            -------------------------------------------------------------------------
                                                  January 31  October 31  January 31
            (Unaudited) ($ millions)                  2007(1)       2006        2006
            -------------------------------------------------------------------------
            Interest income
            Loans                                 $    3,377  $    3,254  $    2,575
            Securities                                 1,131       1,116         897
            Securities purchased under resale
             agreements                                  330         326         238
            Deposits with banks                          251         257         184
            -------------------------------------------------------------------------
                                                       5,089       4,953       3,894
            -------------------------------------------------------------------------

            Interest expense
            Deposits                                   2,526       2,582       1,790
            Subordinated debentures                       33          32          35
            Capital instrument liabilities                13          13          13
            Other                                        741         674         547
            -------------------------------------------------------------------------
                                                       3,313       3,301       2,385
            -------------------------------------------------------------------------
            Net interest income                        1,776       1,652       1,509
            Provision for credit losses (Note 3)          63          32          75
            -------------------------------------------------------------------------
            Net interest income after provision
             for credit losses                         1,713       1,620       1,434
            -------------------------------------------------------------------------
            Other income
            Card revenues                                 93          83          75
            Deposit and payment services                 206         196         189
            Mutual funds                                  68          63          58
            Investment management, brokerage and
             trust services                              188         171         161
            Credit fees                                  132         127         131
            Trading revenues                             149         138         243
            Investment banking                           194         175         155
            Net gain on available-for-sale
             securities(2)                               127          64          94
            Other                                        176         199         119
            -------------------------------------------------------------------------
                                                       1,333       1,216       1,225
            -------------------------------------------------------------------------
            Net interest and other income              3,046       2,836       2,659
            -------------------------------------------------------------------------
            Non-interest expenses
            Salaries and employee benefits             1,003         966         934
            Premises and technology                      327         322         281
            Communications                                73          75          64
            Advertising and business development          76          73          47
            Professional                                  45          58          32
            Business and capital taxes                    39          36          37
            Other                                        161         178         167
            -------------------------------------------------------------------------
                                                       1,724       1,708       1,562
            -------------------------------------------------------------------------
            Income before the undernoted               1,322       1,128       1,097
            Provision for income taxes                   277         203         225
            Non-controlling interest in net income
             of subsidiaries                              25          28          20
            -------------------------------------------------------------------------
            Net income                            $    1,020  $      897  $      852
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Preferred dividends paid                       8           7           8
            -------------------------------------------------------------------------
            Net income available to common
             shareholders                         $    1,012  $      890  $      844
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Average number of common shares
             outstanding (millions):
              Basic                                      991         989         989
              Diluted                                  1,001       1,000       1,002
            -------------------------------------------------------------------------
            Earnings per common share
             (in dollars):
              Basic                               $     1.02  $     0.90  $     0.85
              Diluted                             $     1.01  $     0.89  $     0.84
            -------------------------------------------------------------------------
            Dividends per common share
             (in dollars)                         $     0.42  $     0.39  $     0.36
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Certain comparative amounts have been reclassified to conform with current period presentation.
            (1) Refer to Note 1 for impact of new accounting policies related to financial instruments adopted in the first quarter of 2007.
            (2) Prior to November 1, 2006, the net gain was related to securities classified as investment securities. Refer to Note 1 for further details.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Consolidated Balance Sheet
                                                                 As at
            -------------------------------------------------------------------------
                                                  January 31  October 31  January 31
            (Unaudited) ($ millions)                  2007(1)       2006        2006
            -------------------------------------------------------------------------
            Assets
            Cash resources
            Cash and non-interest-bearing
             deposits with banks                  $    2,508  $    2,280  $    2,244
            Interest-bearing deposits with banks      20,277      17,734      18,125
            Precious metals                            3,599       3,362       3,571
            -------------------------------------------------------------------------
                                                      26,384      23,376      23,940
            -------------------------------------------------------------------------
            Securities
            Available-for-sale(2)                     36,208      33,012      26,140
            Trading                                   64,307      62,490      51,873
            -------------------------------------------------------------------------
                                                     100,515      95,502      78,013
            -------------------------------------------------------------------------
            Securities purchased under resale
             agreements                               24,129      25,705      20,058
            -------------------------------------------------------------------------
            Loans
            Residential mortgages                     92,055      89,590      77,042
            Personal and credit cards                 39,757      39,058      35,331
            Business and government                   83,067      76,733      62,608
            -------------------------------------------------------------------------
                                                     214,879     205,381     174,981
            Allowance for credit losses (Note 3)       2,620       2,607       2,434
            -------------------------------------------------------------------------
                                                     212,259     202,774     172,547
            -------------------------------------------------------------------------
            Other
            Customers' liability under acceptances    10,431       9,555       8,147
            Trading derivatives' market valuation     10,688      10,369      12,926
            Land, buildings and equipment              2,344       2,256       1,926
            Goodwill                                   1,121         873         497
            Other intangible assets                      317         294         226
            Other assets                               8,282       8,302       6,671
            -------------------------------------------------------------------------
                                                      33,183      31,649      30,393
            -------------------------------------------------------------------------
                                                  $  396,470  $  379,006  $  324,951
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Liabilities and shareholders' equity
            Deposits
            Personal                              $   96,823  $   93,450  $   86,289
            Business and government                  148,995     141,072     113,652
            Banks                                     31,201      29,392      27,606
            -------------------------------------------------------------------------
                                                     277,019     263,914     227,547
            -------------------------------------------------------------------------
            Other
            Acceptances                               10,431       9,555       8,147
            Obligations related to securities sold
             under repurchase agreements              29,612      33,470      24,902
            Obligations related to securities sold
             short                                    18,201      13,396      10,513
            Trading derivatives' market valuation     11,039      11,211      13,639
            Other liabilities                         26,792      26,457    20,394(3)
            Non-controlling interest in
             subsidiaries                                491         435         310
            -------------------------------------------------------------------------
                                                      96,566      94,524    77,905(3)
            -------------------------------------------------------------------------
            Subordinated debentures                    2,340       2,271       2,578
            -------------------------------------------------------------------------
            Capital instrument liabilities               750         750         750
            -------------------------------------------------------------------------
            Shareholders' equity
            Capital stock
              Preferred shares                           945         600         600
              Common shares and contributed
               surplus                                 3,520       3,425       3,339
            Retained earnings                         16,376      15,843    14,433(3)
            Accumulated other comprehensive income
             (loss)(1)                                (1,046)     (2,321)     (2,201)
            -------------------------------------------------------------------------
                                                      19,795      17,547    16,171(3)
            -------------------------------------------------------------------------
                                                  $  396,470   $ 379,006  $  324,951
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform with current period presentation.
            (1) Refer to Note 1 for impact of new accounting policies related to financial instruments adopted in the first quarter of 2007.
            (2) Prior to November 1, 2006, these securities were classified as investment securities. Refer to Note 1 for further details.
            (3) Refer to Note 1 for the accounting policy related to stock-based compensation adopted in 2006.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Consolidated Statement of Changes in Shareholders' Equity

                                                          For the three months ended
            -------------------------------------------------------------------------
                                                              January 31  January 31
            (Unaudited) ($ millions)                                2007        2006
            -------------------------------------------------------------------------
            Preferred shares
            Balance at beginning of period                    $      600  $      600
            Issued                                                   345           -
            -------------------------------------------------------------------------
            Balance at end of period                                 945         600
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Common shares and contributed surplus
            Common shares:
              Balance at beginning of period                       3,425       3,316
              Issued                                                  95          34
              Purchased for cancellation                               -         (12)
            -------------------------------------------------------------------------
              Balance at end of period                             3,520       3,338
            Contributed surplus: Fair value of stock options           -           1
            -------------------------------------------------------------------------
            Total                                                  3,520       3,339
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Retained earnings
            Balance at beginning of period                        15,843      14,126
            Cumulative effect of adopting new accounting
             policies                                             (61)(1)     (25)(2)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
                                                                  15,782      14,101
            Net income                                             1,020         852
            Dividends:   Preferred                                    (8)         (8)
                         Common                                     (416)       (356)
            Purchase of shares                                         -        (156)
            Other                                                     (2)          -
            -------------------------------------------------------------------------
            Balance at end of period                              16,376      14,433
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Accumulated other comprehensive income (loss)(1)
            Balance at beginning of period                        (2,321)     (1,961)
            Cumulative effect of adopting new accounting
             policies                                                683           -
            Other comprehensive income (loss)                        592        (240)
            -------------------------------------------------------------------------
            Balance at end of period                              (1,046)     (2,201)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Total shareholders' equity at end of period       $   19,795  $   16,171
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Consolidated Statement of Comprehensive Income(1)

                                                          For the three months ended
            -------------------------------------------------------------------------
                                                              January 31  January 31
            (Unaudited) ($ millions)                                2007        2006
            -------------------------------------------------------------------------
            Comprehensive income
            Net income                                        $    1,020  $      852
            -------------------------------------------------------------------------
            Other comprehensive income (loss), net of income
             taxes:
              Net change in unrealized foreign currency
               translation gains (losses)                            522        (240)
              Net change in unrealized gains on available-
               for-sale securities                                    48           -
              Net change in gains on derivative instruments
               designated as cash flow hedges                         22           -
            -------------------------------------------------------------------------
            Other comprehensive income (loss)                        592        (240)
            -------------------------------------------------------------------------
            Comprehensive income                              $    1,612  $      612
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Refer to Note 1 for impact of new accounting policies related to financial instruments adopted in the first quarter of 2007.
            (2) Refer to Note 1 for the accounting policy related to stock-based compensation adopted in 2006.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Condensed Consolidated Statement of Cash Flows

                                                          For the three months ended
            -------------------------------------------------------------------------
            Sources (uses) of cash flows                      January 31  January 31
            (Unaudited) ($ millions)                                2007        2006
            -------------------------------------------------------------------------
            Cash flows from operating activities
            Net income                                        $    1,020  $      852
            Adjustments to net income to determine cash flows        (49)        (43)
            Net accrued interest receivable and payable              235         (97)
            Trading securities                                    (1,192)     (2,166)
            Trading derivatives' market valuation, net              (294)      1,113
            Other, net                                              (982)     (1,242)
            -------------------------------------------------------------------------
                                                                  (1,262)     (1,583)
            -------------------------------------------------------------------------
            Cash flows from financing activities
            Deposits                                               7,407      12,892
            Obligations related to securities sold under
             repurchase agreements                                (4,636)       (824)
            Obligations related to securities sold short           4,650        (674)
            Preferred shares issued                                  345           -
            Common shares issued                                      65          28
            Common shares redeemed/purchased for cancellation          -        (168)
            Cash dividends paid                                     (424)       (364)
            Other, net                                               923         443
            -------------------------------------------------------------------------
                                                                   8,330      11,333
            -------------------------------------------------------------------------
            Cash flows from investing activities
            Interest-bearing deposits with banks                  (1,537)     (3,382)
            Securities purchased under resale agreements           1,576         219
            Loans, excluding securitizations                      (7,749)     (4,276)
            Loan securitizations                                     848         434
            Available-for-sale securities, net(1)                    166      (2,914)
            Land, buildings and equipment, net of disposals         (120)        (48)
            Other, net(2)                                            (82)          -
            -------------------------------------------------------------------------
                                                                  (6,898)     (9,967)
            -------------------------------------------------------------------------
            Effect of exchange rate changes on cash and cash
             equivalents                                              58         (40)
            -------------------------------------------------------------------------
            Net change in cash and cash equivalents                  228        (257)
            Cash and cash equivalents at beginning of period       2,280       2,501
            -------------------------------------------------------------------------
            Cash and cash equivalents at end of period(3)     $    2,508  $    2,244
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Cash disbursements made for:
              Interest                                        $    3,794  $    2,327
              Income taxes                                    $      283  $      274
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform with current period presentation.
            (1) Prior to November 1, 2006, this related to securities classified as investment securities. Refer to note 1 for further details.
            (2) For the three months ended January 31, 2007, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of $3 (January 31, 2006 - nil), and net of non-cash consideration of common shares issued from treasury of $4
                (January 31, 2006 - nil).
            (3) Represents cash and non-interest-bearing deposits with banks.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Notes to the Interim Consolidated Financial Statements (Unaudited)

            These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They
should be read in conjunction with the consolidated financial statements for the year ended October 31, 2006. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-end audited consolidated financial statements, except as discussed in Note 1.

            1.  Changes in accounting policies

                Current year changes

                Commencing November 1, 2006, the Bank adopted three new CICA accounting standards: (i) Financial Instruments - Recognition and
                Measurement, (ii) Hedges and (iii) Comprehensive Income. The main requirements of these new standards, related accounting policies subsequently adopted by the Bank and the resulting financial statement impact are further discussed below.

                As required, except to classify unrealized foreign currency translation gains/losses on net investments in self-sustaining foreign operations in accumulated other comprehensive income (loss), prior periods have not been restated as a result of implementing the new accounting standards. As a result, the Bank has recorded a net reduction of $61 million (net of income tax benefit of $31 million)
                to opening fiscal 2007 retained earnings for the cumulative prior period effect arising on adoption of the new accounting standards.
                This transition impact arose primarily from recognizing in retained earnings the deferred gains and losses on transition date relating to certain previously discontinued hedges. The impact of the changes to net income for this quarter was a net increase of $8 million after tax.

                The most significant balance sheet categories impacted on November 1,
                2006 as a result of these new standards were as follows:

                ---------------------------------------------------------------------
                $ millions
                                        Increase/
                Balance sheet category  (Decrease)   Explanation
                ---------------------------------------------------------------------

                Available-for-sale                   To record these securities at
                 securities               $ 1,091    fair value
                ---------------------------------------------------------------------
                                                     To record future taxes on the
                Future tax assets                    components of accumulated other
                 (Other assets)           $  (369)   comprehensive income
                ---------------------------------------------------------------------
                                                     After-tax impact to opening
                                                     retained earnings resulting from
                Retained earnings         $   (61)   adoption of new standards
                ---------------------------------------------------------------------
                                                     After-tax impact related to net
                                                     unrealized gains on available-
                Accumulated other                    for-sale securities and cash
                 comprehensive income     $   683    flow hedges
                ---------------------------------------------------------------------

                (i) Financial Instruments - Recognition and Measurement

                The new standards require all financial assets and financial liabilities to be carried at fair value in the Consolidated Balance
                Sheet, except the following which are carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, securities designated as held-to-maturity and non-
                trading financial liabilities. The methods used by the Bank in determining the fair value of financial instruments are unchanged as a result of implementing these new accounting standards.

                The standards require unrealized gains and losses on financial assets that are held as available-for-sale to be recorded in other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. The Bank has
                classified all investment securities at November 1, 2006 as available-for-sale. As such, the related unrealized gains and losses on these securities are recorded in accordance with these
                requirements. Available-for-sale equity securities which do not have a quoted market price will continue to be recorded at cost.
                Available-for-sale securities are still subject to a regular review for losses that are other than temporary. If a security is assessed to have a loss that is other than temporary, the security is written down to fair value. The change in accounting policy related to other than temporary impairment was not material. The Bank accounts for the purchase and sale of securities using settlement date accounting for purposes of both the Consolidated Balance Sheet and the Consolidated
                Statement of Income.

                Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the Consolidated Statement of Income.

                All derivatives, including embedded derivatives that must be separately accounted for, are now recorded at fair value in the
                Consolidated Balance Sheet. This primarily impacts asset/liability management derivatives which meet hedge accounting criteria as these were previously accounted for on an accrual basis. These hedging derivatives are now recorded in other assets and other liabilities.
                In addition, under the new accounting standards, inception gains or losses will no longer be recognized on derivative instruments where the valuation is dependant on unobservable market data. In such instances, the inception gain or loss will be deferred over the life of the related contract or until the valuation inputs become observable.

                Pursuant to the new requirements, a liability will be recorded for the fair value of the obligation assumed at the inception of certain guarantees. The guarantees affected include standby letters of credit, letters of guarantee, credit enhancements and other similar contracts. The fair value of the obligation at inception is normally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. The Bank has recorded an increase in other liabilities of $78 million as at
                November 1, 2006 and a corresponding increase in other assets relating to these guarantees.

                The Bank's accounting policy is to capitalize transaction costs relating to non-trading financial assets and non-trading financial liabilities and, where applicable, these amounts are recognized in net interest income over the expected life of the instrument.

                Items designated as trading

                Under the new accounting standards, the Bank has elected to designate certain portfolios of assets and liabilities as trading, as further described below.

                The Bank's trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. By classifying these loans as trading, the fair value changes will be recorded in income along with the fair value changes of the derivative. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these traded loans is based on quoted market prices. The fair value of these loans was $4.6 billion as at January 31, 2007 and
                $3.3 billion as at November 1, 2006. The change in fair value that was recorded through trading income during the quarter was a gain of
                $110 million, and was entirely offset by changes in the fair value of the related credit derivatives.

                The Bank's trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these traded loans is based on quoted market prices. The fair value of these loans was $152 million as at
                January 31, 2007 and $164 million as at November 1, 2006. The change in fair value that was recorded through trading income during the quarter was a gain of $5 million.

                The Bank has classified certain deposit note liabilities containing extension features as trading in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these deposit note liabilities, including the extension feature, is determined by discounting expected cash flows, using current market rates offered for similar instruments. The fair value of these liabilities was
                $847 million as at January 31, 2007 and $785 million as at
                November 1, 2006.

                The change in fair value that was recorded through net interest income on these deposit note liabilities during the quarter was a gain of $2 million, virtually all of which was due to changes in market interest rates. There was no change in fair value attributable to the credit risk.

                (ii) Hedges

                The criteria specifying when a derivative instrument may be accounted for as a hedge has not changed substantially. There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and
                (iii) net investment hedges. Previously, derivatives that met hedge accounting criteria were accounted for on an accrual basis.

                In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk.
                The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

                In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income, to the extent it is effective, until the hedged item affects the Consolidated
                Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. Accumulated other comprehensive income arising from cash flow hedges was a loss of $1 million (after-tax) as at January 31, 2007. The
                reclassification from accumulated other comprehensive income to earnings over the next twelve months as a result of outstanding cash flow hedges is not expected to be material. As at January 31, 2007, the maximum length of cash flow hedges outstanding was less than seven years.

                In a net investment hedge, the change in fair value of the hedging instrument, to the extent it is effective, is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income.

                Any hedge ineffectiveness is measured and recorded in current period net interest income in the Consolidated Statement of Income.
                Previously, hedge ineffectiveness was generally recognized in the
                Consolidated Statement of Income over the life of the hedging relationship. The Bank recorded a gain of $12 million, of which
                $9 million related to cash flow hedges, during the first quarter relating to the ineffective portion of designated hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge or when the hedged item is derecognized.

                There were no significant changes to the Bank's risk management policies and hedging activities as a result of the new accounting standards.

                (iii) Comprehensive Income

                A new Statement of Comprehensive Income now forms part of the Bank's consolidated financial statements and displays current period net income and other comprehensive income.

                Accumulated other comprehensive income (loss) is a separate component of shareholders' equity. The Consolidated Statement of Comprehensive
                Income reflects changes in accumulated other comprehensive income, comprised of changes in unrealized gains and losses on available-for-
                sale assets as well as changes in the fair value of derivatives designated as cash flow hedges, to the extent they are effective.
                Unrealized foreign currency translation amounts arising from self-sustaining foreign operations and the impact of any related hedges, previously reported separately in the Consolidated Statement of Changes in Shareholders' Equity, now form part of accumulated other comprehensive income (loss).

                The components of accumulated other comprehensive income (loss) as at
                January 31, 2007 and other comprehensive income (loss) for the three months then ended were as follows.

                Accumulated other comprehensive income (loss)

                                                As at and for the three months ended
                ---------------------------------------------------------------------
                                         Opening  Transition         Net      Ending
                                         balance      amount      change     balance
                                      -----------------------------------------------
                                      October 31  November 1              January 31
                ($ millions)                2006        2006                    2007
                ---------------------------------------------------------------------
                Unrealized foreign
                 currency translation
                 gains (losses), net
                 of hedging
                 activities              $(2,321)    $     -     $   522  $(1,799)(1)
                Unrealized gains on
                 available-for-sale
                 securities, net of
                 hedging activities            -         706          48       754(2)
                Gains (losses) on
                 derivative
                 instruments
                 designated as cash
                 flow hedges                   -         (23)         22       (1)(3)
                ---------------------------------------------------------------------
                Accumulated other
                 comprehensive income
                 (loss)                  $(2,321)    $   683     $   592     $(1,046)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                ---------------------------------------------------------
                                         Opening         Net      Ending
                                         balance      change     balance
                                      -----------------------------------
                                      October 31              January 31
                ($ millions)                2005                    2006
                ---------------------------------------------------------
                Unrealized foreign
                 currency translation
                 gains (losses), net
                 of hedging
                 activities              $(1,961)    $  (240) $(2,201)(1)
                Unrealized gains on
                 available-for-sale
                 securities, net of
                 hedging activities            -           -           -
                Gains (losses) on
                 derivative
                 instruments
                 designated as cash
                 flow hedges                   -           -           -
                ---------------------------------------------------------
                Accumulated other
                 comprehensive income
                 (loss)                  $(1,961)    $  (240)    $(2,201)
                ---------------------------------------------------------
                ---------------------------------------------------------

                (1)   Net of income tax expense of nil.
                (2)   Net of income tax expense of $414. Also, the balance as at
                      January 31, 2007 includes unrealized losses of $150 after-tax on the available-for-sale securities.
                (3)   Net of income tax benefit of $1.

                Other comprehensive income (loss)

                The components of other comprehensive income (loss) were as follows:

                                                          For the three months ended
                ---------------------------------------------------------------------
                                                              January 31  January 31
                ($ millions)                                        2007        2006
                ---------------------------------------------------------------------
                Net change in unrealized foreign currency
                 translation gains (losses)
                Unrealized foreign currency translation
                 gains (losses)(1)                            $      892  $     (444)
                Gains (losses) on hedges of net investments
                 in self-sustaining foreign operations(1)           (370)        204
                ---------------------------------------------------------------------
                                                                     522        (240)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Net change in unrealized gains (losses) on
                 available-for-sale securities
                Unrealized gains on available-for-sale
                 securities(2)                                       124           -
                Reclassification of net realized losses on
                 hedged available-for-sale securities to net
                 income(3)                                             9           -
                Reclassification of net realized gains to net
                 income(4)                                           (85)          -
                ---------------------------------------------------------------------
                                                                      48           -
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Net change in gains (losses) on derivative
                 instruments designated as cash flow hedges
                Gains on derivative instruments designated as
                 cash flow hedges(5)                                 247           -
                Reclassification of gains to net income(6)          (225)          -
                ---------------------------------------------------------------------
                                                                      22           -
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Other comprehensive income (loss)             $      592  $     (240)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1)   Net of income tax expense of nil (January 31, 2006 - nil).
                (2)   Net of income tax expense of $73.
                (3)   Net of income tax expense of $1.
                (4)   Net of income tax benefit of $42.
                (5)   Net of income tax expense of $125.
                (6)   Net of income tax benefit of $113.

                Prior year change

                In the third quarter of 2006, the Bank early adopted a CICA Abstract dealing with the accounting for stock-based compensation for employees eligible to retire before the vesting date. This Abstract required that: i) compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date be fully recognized on the grant date; and ii)
                compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period be recognized over the time frame between the grant date and the date of retirement eligibility. Previously, these costs were recognized by the Bank over the vesting period of the award.

                The Bank did not restate net income for any particular prior quarter, as it was not material to any particular quarter or annual period, and recorded an adjustment of $25 million (net of income tax benefit of $13 million) to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy.

            2.  Sales of loans through securitizations

                The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended January 31, 2007, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 16%, an excess spread of 1.2% and a discount rate of 4.1%. The following table summarizes the Bank's sales.

                                                          For the three months ended
                ---------------------------------------------------------------------
                                                  January 31  October 31  January 31
                ($ millions)                            2007        2006        2006
                ---------------------------------------------------------------------
                Net cash proceeds(1)              $      848  $      699  $      434
                Retained interest                         32          18          11
                Retained servicing liability              (7)         (5)         (2)
                ---------------------------------------------------------------------
                                                         873         712         443
                Residential mortgages securitized        861         703         437
                ---------------------------------------------------------------------
                Net gain on sale                  $       12  $        9  $        6
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1)   Excludes insured mortgages which were securitized and retained by the Bank of $526 for the three months ended January 31, 2007
                      (October 31, 2006 - $160; January 31, 2006 - $268). As at
                      January 31, 2007, the outstanding balance of mortgage-backed securities was $2,502, and these assets have been classified as available-for-sale securities.

            3.  Allowance for credit losses. The following table summarizes the change in the allowance for credit losses.

                                                          For the three months ended
                ---------------------------------------------------------------------
                                                  January 31  October 31  January 31
                ($ millions)                            2007        2006        2006
                ---------------------------------------------------------------------
                Balance at beginning of period    $    2,618  $    2,706  $    2,475
                Write-offs                              (168)       (150)       (131)
                Recoveries                                34          36          39
                Provision for credit losses               63          32          75
                Other, including foreign exchange
                 adjustment                               84          (6)        (13)
                ---------------------------------------------------------------------
                Balance at the end of
                 period(1)(2)(3)                  $    2,631  $    2,618  $    2,445
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                (1)   As at January 31, 2007, includes $26 of specific and general allowances relating to acquisitions of new subsidiaries
                      (October 31, 2006 - $18; January 31, 2006 - $7), which may change as the valuation of the acquired loan assets is
                      finalized.
                (2)   As at January 31, 2007, $11 has been recorded in other
                      liabilities (October 31, 2006 - $11; January 31, 2006 - $11).
                (3)   As at January 31, 2007, the general allowance for credit losses was $1,323 (October 31, 2006 - $1,307; January 31, 2006 -
                      $1,330).

            4.  Significant capital transactions

                In the first quarter of 2007, the Bank initiated a new normal course issuer bid to purchase up to 20 million of the Bank's common shares.
                This represents approximately 2 per cent of the Bank's common shares outstanding as at December 31, 2006. The bid will terminate on the earlier of January 11, 2008 or the date on which the Bank completes its purchases. As at January 31, 2007, the Bank had not purchased any common shares pursuant to this bid.

                Series 14 Non-cumulative preferred shares were issued on January 24,
                2007 and are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.28125. The initial dividend, payable on April 26, 2007, will be $0.28356 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2012 at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 27, 2016, following which no redemption premium is payable. These preferred shares qualify as Tier 1 capital.

            5.  Employee future benefits

                Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans(1).

                                                          For the three months ended
                ---------------------------------------------------------------------
                                                  January 31  October 31  January 31
                ($ millions)                            2007        2006        2006
                ---------------------------------------------------------------------
                Benefit expenses
                Pension plans                     $        9  $       20  $       24
                Other benefit plans                       30          32          31
                ---------------------------------------------------------------------
                                                  $       39  $       52  $       55
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1)   Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

            6.  Segmented results of operations

                Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking,
                International Banking and Scotia Capital. Results for these operating segments are presented in the Business segment
                income tables above.

            7.  Acquisitions

                During the fourth quarter of 2006, the Bank completed the acquisition of Corporacion Interfin, the parent company of Banco Interfin in
                Costa Rica, for $325 million. Total assets at acquisition were approximately $1.6 billion, with the majority of the assets being loans. The estimated total goodwill of $247 million and other intangible assets of $35 million have been recorded in the
                Consolidated Balance Sheet. These amounts may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.

                The Bank completed the acquisition of Dehring Bunting & Golding Ltd.
                (DB&G) on December 13, 2006 through a purchase of 68% of its outstanding shares for $76 million. Total assets at acquisition were
                $663 million, comprised primarily of securities. The Bank has not completed its assessment and valuation of the assets acquired and liabilities assumed for DB&G. As a result, the amount of the purchase price in excess of the carrying value of the assets and liabilities has not been fully allocated to the acquired assets and liabilities assumed in the Consolidated Balance Sheet. The resultant goodwill and other intangible assets are not expected to be material to the Bank's consolidated financial statements.

            Shareholder and Investor Information

            Direct deposit service

            Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the Transfer Agent.

            Dividend and Share Purchase Plan

            Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
            As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
            For more information on participation in the plan, please contact the
Transfer Agent.

            Dividend dates for 2007

            Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

                   Record Date                Payment Date
                   January 2                  January 29
                   April 3                    April 26
                   July 3                     July 27
                   October 2                  October 29

            Duplicated communication

            If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

            Website

            For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

            Conference call and Web broadcast

            The quarterly results conference call will take place on March 6, 2007, at
1:00 p.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-732-6179 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by e-
mail to investor.relations(at)scotiabank.com.
            A telephone replay of the conference call will be available from March 6,
2007, to March 20, 2007, by calling (416) 640-1917 and entering the identification code 21218684 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

            -------------------------------------------------------------------------

            CONTACT INFORMATION

            Investors:
            Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
                   Scotiabank
                   Scotia Plaza, 44 King Street West
                   Toronto, Ontario, Canada M5H 1H1
                   Telephone: (416) 866-5982
                   Fax: (416) 866-7867
                   E-mail: investor.relations(at)scotiabank.com

            Media:
            For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.
                   Telephone: (416) 866-3925
                   Fax: (416) 866-4988
                   E-mail: corpaff(at)scotiabank.com

            Shareholders:
            For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's Transfer Agent:
                   Computershare Trust Company of Canada
                   100 University Avenue, 9th Floor
                   Toronto, Ontario, Canada M5J 2Y1
                   Telephone: 1-877-982-8767
                   Fax: 1-888-453-0330
                   E-mail: service(at)computershare.com

                   Co-Transfer Agent (U.S.A.)
                   Computershare Trust Company N.A.
                   350 Indiana Street
                   Golden, Colorado 80401 U.S.A.
                   Telephone: 1-800-962-4284

            For other shareholder enquiries, please contact the Finance Department:
                   Scotiabank Scotia Plaza, 44 King Street West
                   Toronto, Ontario, Canada M5H 1H1
                   Telephone: (416) 866-4790
                   Fax: (416) 866-4048
                   E-mail: corporate.secretary(at)scotiabank.com

            Rapport trimestriel disponible en francais

            Le Rapport annuel et les etats financiers de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer Relations publiques, Affaires de la societe et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'etiquette d'adresse, afin que nous puissions prendre note du changement.

            The Bank of Nova Scotia is incorporated in Canada with limited liability.
            >>
            %SEDAR: 00001289EF          %CIK: 0000009631

            /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Frank Switzer, Director, Public Affairs, (416)
866-7238/
            (BNS. BNS)

CO:  Scotiabank - Financial Releases; Scotiabank; Company Earnings

CNW 07:32e 06-MAR-07